Reply to: Minneapolis

April 23, 2007

Andrew Schoeffler United States Securities Commission Division of Corporate Finance Mail Stop 7010 Washington DC 20549	Via Facsimile to: 202-772-9368
Re:	URON Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 26, 2007
File No. 000-52015

Dear Mr. Schoeffler:

This letter responds to your comments on the above-referenced proxy statement, as set forth in your letter dated April 20, 2007.

1. We respectfully disagree with the Staff as to the materiality to the current URON shareholders of cumulative voting and pre-emptive rights. However, if we concede that such rights are material and that the amended security is a "new security" we believe that shareholders are being asked, in effect, to approve an exchange of "old common stock" for "new common stock". This type of exchange appears to fall squarely within the exemption from registration set forth in Section 3(a)(9) of the Securities Act. Specifically, Section 3(a)(9) exempts

"Except with respect to a security exchanged in a case under title 11, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

We believe that the proposed "exchange" meets each element of the exemption, i.e.,

•	Not under Title 11
•	Solely with existing shareholders
•	No commission for soliciting exchange

Moreover, we believe that the new common stock acquires the "free-trading" or "restricted status" of the old common stock.

Andrew Schoeffler
April 23, 2007

We direct your attention to the following Telephone Interpretations—Securities Act Sections (July 1997) in support of our position:

24. Section 3(a)(9)

An issuer wishes to solicit holders of outstanding debt securities to approve changes in certain indenture covenants. At the same time, the issuer will increase the interest rate. While this transaction may be deemed to involve the issuance of a new security if it represents a fundamental change in the nature of the investment, the issuance of the new security would be exempt under Section 3(a)(9) if all of the conditions of that provision were met. Since all of the outstanding debt securities were issued in registered public offerings, the new debt securities issued in exchange would not be "restricted" under Rule 144(a)(3). A new indenture would have to be qualified under the Trust Indenture Act of 1939 for the new debt securities.

26. Securities 3(a)(9)

Section 3(a)(9) would be available for the conversion of preferred stock into common stock where a condition of the exchange would be the waiver of accrued dividend arrearage on the preferred stock.

35. Securities 3(a)(9); Rule 144(d)

When securities are exchanged for other securities of the issuer under Section 3(a)(9), the securities received assume the character of the exchanged securities. Thus, for example, if restricted securities are exchanged, the new securities are deemed restricted and tacking of the holding period of the former securities is permitted.

Please call the undersigned at 612-672-3709 at your earliest convenience to discuss whether it resolves the Staff's comments. URON would like to file its definitive proxy statement no later than Monday, April 23rd to allow for printing and mailing to meet the schedule for its annual meeting.

URON has been advised, and hereby acknowledges that:

•	URON is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Andrew Schoeffler
April 23, 2007

•	URON may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MESSERLI & KRAMER P.A.
/s/ Janna R. Severance
Janna R. Severance

JRS:sm